82-137

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are re… ard-looking Statements and Non-GAAP Financial Measures at the end of this release.

NINE-MONTH FINANCIAL RESULTS

Montréal, Québec, November 11, 2005 – Power Corporation of Canada's operating earnings for the nine-month period ended September 30, 2005 were $781 million or $1.70 per share, compared with $712 million or $1.56 per share for the same period in 2004. This represents a 9.0 per cent increase on a per share basis.

Growth in operating earnings primarily reflects an increase in the contribution from the Corporation's subsidiaries.

Other income was $1 million for the nine-month period ended September 30, 2005, compared with a gain of $5 million or $0.01 per share in the nine-month period in 2004. Other income in 2005 consists primarily of the Corporation's share of Power Financial's other income. In addition, the Corporation's 2005 results include its share, in the amount of $14 million or $0.03 per share, of a specific charge recorded by Lifeco described further in this release under Results of Power Financial Corporation.

As a result, net earnings for the nine months ended September 30, 2005 were $768 million or $1.67 per share, compared with $717 million or $1.57 per share in 2004.

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THIRD QUARTER RESULTS

For the quarter ended September 30, 2005, operating earnings of the Corporation were $258 million or $0.56 per share, compared with $233 million or $0.51 per share in the third quarter of 2004.

Other income was a charge of $2 million or $0.01 per share in the third quarter of 2005, compared with a charge of $5 million or $0.01 per share in the same period of 2004. Power Corporation's 2005 results also include its share, in the amount of $14 million or $0.03 per share, of a specific charge recorded by Lifeco.

Therefore, net earnings were $242 million or $0.52 per share for the quarter ended September 30, 2005, compared with $228 million or $0.50 per share in 2004.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation reported operating earnings for the nine-month period ended September 30, 2005 of $1,244 million or $1.71 per share, compared with $1,132 million or $1.55 per share for the same period in 2004. The increase in operating earnings reflects an increase in the contribution from its subsidiaries.

Other income was a charge of $2 million for the nine-month period ended September 30, 2005, compared with a gain of $11 million or $0.02 per share in the same period in 2004. Other income consists of Power Financial's share of Pargesa's non-operating earnings and its share of restructuring costs of $17 million, recorded by Lifeco, related to the Canada Life Financial Corporation acquisition. In addition, Power Financial's 2005 results include its share, in the amount of $22 million or $0.03 per share, of a specific charge recorded by Lifeco, consisting of reinsurance claim provisions of $30 million after tax related to United States hurricane activity which was recorded in the third quarter.

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As a result, net earnings of Power Financial for the nine-month period ended September 30, 2005 were $1,220 million or $1.68 per share, compared with $1,143 million or $1.57 per share for the same period in 2004.

For the quarter ended September 30, 2005, operating earnings of Power Financial were $414 million or $0.57 per share, compared with $381 million or $0.52 per share in the third quarter of 2004.

Other income was a charge of $2 million in the third quarter of 2005. This compares with a charge of $4 million in the corresponding period of 2004. Results for 2005 also include Power Financial's share, in the amount of $22 million or $0.03 per share, of a special charge recorded by Lifeco.

Therefore, net earnings were $390 million or $0.54 per share for the quarter ended September 30, 2005, compared with $377 million or $0.52 per share in 2004.

DIVIDENDS

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable January 15, 2006 to shareholders of record December 23, 2005 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable January 15, 2006 to shareholders of record December 23, 2005.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable January 15, 2006 to shareholders of record December 23, 2005.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable January 15, 2006 to shareholders of record December 23, 2005.

An initial dividend of 30.137 cents per share was declared on the First Preferred Shares, Series D, payable January 15, 2006 to shareholders of record December 23, 2005.

A dividend of 16.875 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable December 30, 2005 to shareholders of record December 9, 2005.

Forward-looking statements

This release may contain forward-looking statements about the Corporation or its subsidiaries and affiliates including their business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Corporation or its subsidiaries and affiliates, economic factors, and the industries in which they operate generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation or its subsidiaries and affiliates due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Corporation's or its subsidiaries' and affiliates' ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Corporation has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have standard meanings and may not be comparable to similar measures used by other issuers.

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Attachments: Financial Information

For further information, please contact:

Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30, 2005 (unaudited)	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**5,026**	4,142
Investments		
Shares	**4,340**	4,073
Bonds	**59,132**	54,960
Mortgages and other loans	**15,022**	15,051
Loans to policyholders	**6,522**	6,499
Real estate	**1,816**	1,649
	86,832	82,232
Funds withheld by ceding insurers	**1,980**	2,337
Investment in affiliates, at equity	**1,536**	1,698
Goodwill and intangible assets	**10,699**	10,721
Future income taxes	**548**	573
Other assets	**4,630**	4,237
	111,251	105,940
Liabilities		
Policy liabilities		
Actuarial liabilities	**70,223**	65,822
Other	**3,851**	4,273
Deposits and certificates	**685**	711
Funds held under reinsurance contracts	**4,350**	4,108
Debentures and other borrowings (Note 2)	**3,447**	3,640
Preferred shares of subsidiaries (Note 1)	**1,666**	1,666
Capital trust securities and debentures (Note 3)	**649**	651
Future income taxes	**837**	852
Other liabilities	**8,891**	8,423
	94,599	90,146
Non-controlling interests	**9,806**	9,192
Shareholders' Equity		
Stated capital (Note 4)		
Non-participating shares	**545**	545
Participating shares	**417**	389
Contributed surplus	**33**	16
Retained earnings	**6,289**	5,761
Foreign currency translation adjustments	**(438)**	(109)
	6,846	6,602
	111,251	105,940

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended September 30 2005	Three months ended September 30 2004 (restated)	Nine months ended September 30 2005	Nine months ended September 30 2004 (restated)
Revenues				
Premium income	**3,189**	3,087	**11,505**	10,438
Net investment income	**1,437**	1,342	**4,162**	4,143
Fee and media income	**1,222**	1,115	**3,682**	3,360
	5,848	5,544	**19,349**	17,941
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,650**	3,387	**12,547**	11,489
Commissions	**465**	449	**1,467**	1,345
Operating expenses	**850**	855	**2,617**	2,615
Financing charges (Note 5)	**86**	91	**258**	271
	5,051	4,782	**16,889**	15,720
	797	762	**2,460**	2,221
Share of earnings of affiliates	**15**	18	**73**	85
Other income (charges), net (Note 6)	**(3)**	(12)	**(9)**	(12)
Earnings before income taxes and non-controlling interests	**809**	768	**2,524**	2,294
Income taxes	**211**	211	**664**	610
Non-controlling interests	**356**	329	**1,092**	967
Net earnings	**242**	228	**768**	717
Earnings per participating share (Note 7)				
Basic	**0.52**	0.50	**1.67**	1.57
Diluted	**0.52**	0.49	**1.64**	1.54

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Nine months ended September 30 (unaudited) (in millions of dollars)	2005	2004
Retained earnings, beginning of year		
As previously reported	**5,761**	5,093
Change in accounting policy	**–**	(4)
As restated	**5,761**	5,089
Add		
Net earnings	**768**	717
	6,529	5,806
Deduct		
Dividends		
Non-participating shares	**22**	22
Participating shares	**216**	182
Premium on subordinated voting shares purchased for cancellation	**–**	3
Other	**2**	(7)
	240	200
Retained earnings, end of period	**6,289**	5,606

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended September 30 2005	Three months ended September 30 2004 (restated)	Nine months ended September 30 2005	Nine months ended September 30 2004 (restated)
Operating activities				
Net earnings	**242**	228	**768**	717
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**107**	(1,507)	**1,565**	173
Decrease (increase) in funds withheld by ceding insurers	**127**	1,589	**357**	1,859
Increase (decrease) in funds held under reinsurance contracts	**79**	–	**11**	–
Amortization and depreciation	**28**	24	**85**	72
Future income taxes	**(72)**	(30)	**65**	65
Non-controlling interests	**356**	329	**1,092**	967
Dilution gain	**–**	–	**–**	(8)
Other	**28**	289	**(332)**	(1,010)
	895	922	**3,611**	2,835
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(153)**	(129)	**(444)**	(367)
Non-participating shares	**(7)**	(7)	**(22)**	(22)
Participating shares	**(76)**	(64)	**(216)**	(182)
	(236)	(200)	**(682)**	(571)
Issue of subordinated voting shares	**9**	3	**28**	14
Repurchase of participating shares for cancellation	**–**	–	**–**	(3)
Repurchase of non-participating shares for cancellation	**–**	(1)	**–**	(3)
Issue of common shares by subsidiaries	**8**	3	**24**	62
Issue of preferred shares by a subsidiary	**300**	300	**300**	300
Repurchase of common shares by subsidiaries	**(26)**	(32)	**(65)**	(143)
Repayment of debentures and other borrowings	**(150)**	(250)	**(186)**	(473)
Other	**(2)**	(50)	**(31)**	(88)
	(97)	(227)	**(612)**	(905)
Investment activities				
Bond sales and maturities	**7,807**	7,454	**28,356**	27,657
Mortgage loan repayments	**611**	599	**2,178**	1,700
Sale of shares	**424**	325	**1,130**	1,069
Proceeds from securitization	**57**	90	**188**	100
Change in loans to policyholders	**(12)**	27	**(184)**	(165)
Change in repurchase agreements	**(163)**	154	**227**	257
Reinsurance transactions	**–**	3	**–**	(433)
Acquisition of IPC Financial Network Inc.	**–**	–	**–**	(64)
Investment in bonds	**(7,601)**	(8,279)	**(29,664)**	(29,449)
Investment in mortgage loans	**(659)**	(554)	**(2,644)**	(1,499)
Investment in shares	**(463)**	(344)	**(1,335)**	(1,290)
Other	**(168)**	(17)	**(367)**	(36)
	(167)	(542)	**(2,115)**	(2,153)
Increase (decrease) in cash and cash equivalents	**631**	153	**884**	(223)
Cash and cash equivalents, beginning of period	**4,395**	3,783	**4,142**	4,159
Cash and cash equivalents, end of period	**5,026**	3,936	**5,026**	3,936

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Great-West Lifeco Inc. (Lifeco) no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to participating shareholders or basic earnings per participating share.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified from shareholders' equity to liabilities and the associated preferred dividends were reclassified to Financing Charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	September 30, 2005	December 31, 2004
Power Financial Corporation		
7.65% Debentures, due January 5, 2006	**150**	150
6.90% Debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	150
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at Canadian 90-day Bankers' Acceptance (2004 – $118 million) and at 90-day LIBOR rate (2004 – $31 million)	**–**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**272**	274
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**208**	210
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200
6.40% Debentures due December 11, 2028, unsecured	**101**	101
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400
6.625% Deferrable debentures due November 15, 2034, unsecured (US$175 million)	**207**	210
Other notes payable with interest of 8.0%	**9**	10
Other		
Bank loan at prime plus a premium varying between 0.875% and 3.750%, due December 31, 2007	**50**	86
	3,447	3,640

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	September 30, 2005	December 31, 2004
Capital trust securities[1]		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	–
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	–
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	–
	800	–
Acquisition-related fair market value adjustment	**35**	37
Trust securities held by the consolidated group as temporary investments	**(186)**	(186)
	649	651

(1) Prior to January 1, 2005, the capital trust securities were presented as part of Non-controlling interests.

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation is no longer consolidating GWLCT and CLCT (see Note 1). The impact of this change is to recognize the debentures issued to the trusts by Great-West and Canada Life instead of recognizing the capital trust securities issued by GWLCT and CLCT. As a result, distributions and interest on the capital trust securities have been reclassified to Financing Charges on the Consolidated Statements of Earnings.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	September 30, 2005	December 31, 2004
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
	545	545
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 400,264,189 (2004 – 396,091,064) shares	**390**	362
	417	389

STOCK-BASED COMPENSATION

During the first quarter of 2005, 1,192,500 options were granted under the Corporation's stock option plan (no options were granted in the second and third quarters of 2005). The fair value of options granted ($8.64 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 4% and expected life of 7 years.

During the second quarter of 2004, 1,162,100 options were granted under the Corporation's stock option plan (no options were granted in the first and third quarters of 2004). The fair value of options granted ($7.92 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 5% and expected life of 7 years.

In addition, stock options were granted by subsidiaries in 2005 and 2004. Compensation expense of $21 million has been recognized for the nine months ended September 30, 2005 ($13 million in 2004).

Options were outstanding at September 30, 2005 to purchase, until March 23, 2015, up to an aggregate of 13,086,315 subordinate voting shares at various prices from $5.38125 to $32.025. During the nine months ended September 30, 2005, 4,173,125 shares (1,949,164 in 2004) were issued under the Corporation's plan for an aggregate consideration of $28 million ($14 million in 2004). During the three months ended September 30, 2005, 808,050 shares (456,064 in 2004) were issued for an aggregate consideration of $9 million ($3 million in 2004).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**57**	62	**174**	189
Preferred share dividends	**20**	21	**56**	60
Distributions and interest on capital trust securities and debentures	**13**	13	**37**	37
Distributions on capital trust securities held by the consolidated group as temporary investments	**(4)**	(5)	**(9)**	(15)
	86	91	**258**	271

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Share of Pargesa's non-operating earnings	**1**	(2)	**11**	14
Gain resulting from the dilution of Power Financial Corporation's interest in IGM	**–**	–	**–**	8
Restructuring costs – Lifeco (Note 8)	**(4)**	(8)	**(22)**	(26)
Other	**–**	(2)	**2**	(8)
	(3)	(12)	**(9)**	(12)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Net earnings	**242**	228	**768**	717
Dividends on non-participating shares	**(7)**	(7)	**(22)**	(22)
Net earnings available to participating shareholders	**235**	221	**746**	695
Weighted number of participating shares outstanding (millions) – Basic	**448.6**	444.3	**447.6**	443.8
Exercise of stock options	**11.9**	16.5	**11.9**	16.5
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.7)**	(7.7)	**(5.8)**	(8.0)
Weighted number of participating shares outstanding (millions) – Diluted	**454.8**	453.1	**453.7**	452.3

NOTE 8 RESTRUCTURING COSTS

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the nine months ended September 30, 2005 were $81 million (2004 – $157 million). Of this amount, $22 million before tax ($17 million after tax) (2004 – $26 million before tax ($16 million after tax)) was charged to income and $59 million (2004 – $131 million) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 million total estimated restructuring costs, $426 million of these costs has been utilized with the remaining $22 million expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Pension benefits	**24**	13	**62**	50
Other benefits	**14**	9	**39**	40
	38	22	**101**	90

NOTE 10 SECURITIZATIONS

During the third quarter, IGM securitized $57 million (2004 – $90 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $57 million (2004 – $89 million). IGM's retained interest in the securitized loans was valued at $2 million (2004 – $2 million). A pre-tax gain on sale of $1 million (2004 – $1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2005, IGM securitized $188 million (2004 – $100 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $188 million (2004 – $100 million). IGM's retained interest in the securitized loans was valued at $6 million (2004 – $2 million). A pre-tax gain on sale of $4 million (2004 –$1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

NOTE 11 RELATED PARTY TRANSACTIONS (CHANGES SINCE DECEMBER 31, 2004 ANNUAL REPORT)

During the nine months ended September 30, 2005, Great-West Life & Annuity Insurance Company (a subsidiary of Lifeco) received $431 million of funds that were invested by affiliated mutual funds and other investment options of Lifeco's segregated funds. Lifeco recorded this transaction as premium income. All transactions were at market terms and conditions.

NOTE 12 REINSURANCE TRANSACTION

In the second quarter of 2005, Canada Life (a subsidiary of Lifeco), through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix & London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, the transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.5 billion during the third quarter of 2005.

NOTE 13 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,189				3,189
Net investment income	1,396	39		2	1,437
Fee and media income	603	548		71	1,222
	5,188	587	–	73	5,848
Expenses					
Insurance claims	3,650				3,650
Commissions	294	184		(13)	465
Operating expenses	598	135		117	850
Financing charges	49	23		14	86
	4,591	342	–	118	5,051
	597	245	–	(45)	797
Share of earnings of affiliates			19	(4)	15
Other income – net	(4)		1		(3)
Earnings before the following	593	245	20	(49)	809
Income taxes	140	69		2	211
Non-controlling interests	260	109	6	(19)	356
Contribution to consolidated net earnings	193	67	14	(32)	242

Information on Profit Measure

Three months ended September 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,087				3,087
Net investment income	1,303	37		2	1,342
Fee and media income	555	490		70	1,115
	4,945	527	–	72	5,544
Expenses					
Insurance claims	3,387				3,387
Commissions	297	155		(3)	449
Operating expenses	625	128		102	855
Financing charges	50	25		16	91
	4,359	308	–	115	4,782
	586	219	–	(43)	762
Share of earnings of affiliates			20	(2)	18
Other income – net	(8)		(2)	(2)	(12)
Earnings before the following	578	219	18	(47)	768
Income taxes	141	66		4	211
Non-controlling interests	245	94	6	(16)	329
Contribution to consolidated net earnings	192	59	12	(35)	228

NOTE 13 SEGMENTED INFORMATION (CONTINUED)

Information on Profit Measure

Nine months ended September 30, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**11,505**				**11,505**
Net investment income	**4,015**	**136**		**11**	**4,162**
Fee and media income	**1,833**	**1,603**		**246**	**3,682**
	17,353	**1,739**	**–**	**257**	**19,349**
Expenses					
Insurance claims	**12,547**				**12,547**
Commissions	**954**	**537**		**(24)**	**1,467**
Operating expenses	**1,849**	**414**		**354**	**2,617**
Financing charges	**146**	**68**		**44**	**258**
	15,496	**1,019**	**–**	**374**	**16,889**
	1,857	**720**	**–**	**(117)**	**2,460**
Share of earnings of affiliates			**82**	**(9)**	**73**
Other income – net	**(22)**		**11**	**2**	**(9)**
Earnings before the following	**1,835**	**720**	**93**	**(124)**	**2,524**
Income taxes	**441**	**214**		**9**	**664**
Non-controlling interests	**800**	**312**	**31**	**(51)**	**1,092**
Contribution to consolidated net earnings	**594**	**194**	**62**	**(82)**	**768**

Information on Profit Measure

Nine months ended September 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	10,438				10,438
Net investment income	4,018	116		9	4,143
Fee and media income	1,674	1,455		231	3,360
	16,130	1,571	–	240	17,941
Expenses					
Insurance claims	11,489				11,489
Commissions	902	453		(10)	1,345
Operating expenses	1,903	391		321	2,615
Financing charges	152	72		47	271
	14,446	916	–	358	15,720
	1,684	655	–	(118)	2,221
Share of earnings of affiliates			88	(3)	85
Other income – net	(26)		14		(12)
Earnings before the following	1,658	655	102	(121)	2,294
Income taxes	408	201		1	610
Non-controlling interests	700	279	34	(46)	967
Contribution to consolidated net earnings	550	175	68	(76)	717

NOTE 14 SUBSEQUENT EVENTS

On September 30, 2005, the Corporation announced that it had agreed to issue 10,000,000 Non-Cumulative First Preferred Shares, Series D, for gross proceeds of $250 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 5.00%. The offering was successfully completed on October 19, 2005.

On September 21, 2005, Power Financial Corporation announced that it had agreed to issue 10,000,000 Non-Cumulative First Preferred Shares, Series K, for gross proceeds of $250 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 4.95%. The offering was successfully completed on October 7, 2005.